Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Prenetics Global Limited (f/k/a Artisan Acquisition Corp.) on Form S-8 of our report dated March 4, 2022, which includes an explanatory paragraph as to Artisan Acquisition Corp.’s ability to continue as a going concern, with respect to our audit of the financial statements of Artisan Acquisition Corp. as of December 31, 2021, and for the period from February 2, 2021 (inception) through December 31, 2021, appearing in the Annual Report on Form 10-K of Artisan Acquisition Corp. for the period ended December 31, 2021.

We were dismissed as auditors on May 17, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the periods after the date of our dismissal.

/s/ Marcum LLP

Marcum LLP

Boston, MA

October 19, 2022